September 14, 2018

Todd Higley
Chief Executive Officer
Vortex Brands, Inc.
3511 Del Paso Rd., Ste. 160 PMB 208
Sacramento, CA 95835

       Re: Vortex Brands, Inc.
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed September 4, 2018
           File No. 024-10875

Dear Mr. Higley:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2018 letter.

Form 1-A Amended September 4, 2018

Business of Registrant, page 17

1. We note your disclosure added in response to prior comment 3. Please revise to clarify the current stage of development of the blockchain technology you intend to implement.
2. Please expand your revisions in response to prior comment 4 to clarify your current and intended operations. For example, explain what you mean by acting as "central contract administrator in coordinating the efforts of all parties" and how this will result in revenues
 Todd Higley
Vortex Brands, Inc.
September 14, 2018
Page 2
         for you. Also revise to explain the current status of operations of the other parties with whom you will work, such as Tripac's manufacturing capabilities and Fazync's ability to maintain and install the proposed product. Also tell us the source of the irrevocable right and custodial right to which you refer and file those documents as exhibits. Finally, we note the disclosure regarding finalizing the pilot program and refining the manufacturing and installation process. Expand to clarify what steps remain to accomplish these objectives, including any material hurdles.
3. Please expand your revisions in response to prior comment 5 to highlight the affiliation among you and the entities referenced in your disclosure, including shared officers and directors. Please also revise to explain the purpose of assigning each affiliated entity a different operational role, as noted on page 18. Also, tell us how you determined there were no transactions requiring disclosure under Item 13 to Form 1-A. Preferred Series C Stock, page 29

4. Please address that portion of prior comment 6 that asked you to revise to clarify whether the anti-dilution features disclosed on page 30 will be triggered as a result of this offering. If so, please tell us whether you will have sufficient authorized share capital to fully conduct the offering after potential conversions.
Exhibits

5. Please address that portion of prior comment 8 that asked you to clarify how you determined that paragraphs 3.d, 4.g, 4.j and 4.k of exhibit 4.1 are appropriate and consistent with the federal securities laws.
        You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at 202-551-6947 or Geoff Kruczek, Senior
Attorney at 202-551-3641 with any other questions.



FirstName LastNameTodd Higley                                  Sincerely,
Comapany NameVortex Brands, Inc.
                                                               Division of
Corporation Finance
September 14, 2018 Page 2                                      Office of
Electronics and Machinery
FirstName LastName